UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)
________________

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
________________

256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2, which we refer to as the Amendment, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, which we refer to as the Statement, originally filed with the United States Securities and Exchange Commission, which we refer to as the SEC, by Dollar Thrifty Automotive Group, Inc., a Delaware corporation, which we refer to as DTG, on June 6, 2011, as amended by Amendment No. 1 on August 22, 2011. The Statement relates to the exchange offer by HDTMS, Inc., a Delaware corporation and a wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation, which entities we refer to, respectively, as the offeror and Hertz, as disclosed in the Tender Offer Statement on Schedule TO dated May 24, 2011 (as amended or supplemented from time to time) filed by the offeror with the SEC, to exchange each of the issued and outstanding shares of DTG common stock for (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of common stock, par value $0.01 per share, of Hertz.

All information in the Statement is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

ITEM 8. ADDITIONAL INFORMATION

Items 4, 7 and 8 of the Statement are hereby amended and supplemented by adding the following language:

On September 6, 2011, DTG sent a letter to each of Hertz and Avis Budget regarding the timing and procedures for submitting their final written offer for an acquisition of DTG. The full text of the letters to Hertz and Avis Budget are filed as Exhibit (a)(7) and Exhibit (a)(8) hereto, respectively and are incorporated herein by reference.

ITEM 9. EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit
Number	Description
(a)(7)	Letter from DTG to Hertz, dated September 6, 2011 (attached hereto).
(a)(8)	Letter from DTG to Avis Budget, dated September 6, 2011 (attached hereto).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Registrant)

September 6, 2011	By:	/s/ H. CLIFFORD BUSTER III
H. Clifford Buster III
Senior Executive Vice President,
Chief Financial Officer and
Principal Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(7)	Letter from DTG to Hertz, dated September 6, 2011 (attached hereto).
(a)(8)	Letter from DTG to Avis Budget, dated September 6, 2011 (attached hereto).